January 29, 1998



Securities and Exchange commission
Washington DC 20549

Gentlemen:

Pursuant to the requirements of the Securities Exchange Act of 1934 we are transmitting herewith the attached Schedule 13G amendment.

Sincerley,



Calvin S. Koonce
President Koonce Securities, Inc.
6550 Rock Spring Drive
Suite 600
Bethesda MD  20817


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Schedule 13G

(Amendment No. 9)

CERBCO INCORPORATED  IRS 54-1448835

COMMON STOCK $.10 PAR VALUE

CUSIP 156713109

ITEM #1
	NAME OF REPORTING PERSON
	SS OR IRS ID #

		Koonce Securities INc.
		Tax ID 52-1175998


ITEM #2
	NOT APPLICABLE


ITEM #3
	SEC USE ONLY


ITEM #4
	CITIZENSHIP OR PLACE OF ORGANIZATION

		Maryland


ITEM #5
	SOLE VOTING POWER

		47,341 *
			* This report is being filed to report the fact that as of the date
			hereof the reporting person has ceased to be the beneficial owner
			of more than five percent of the class of securities.
						Reporting person owns less than 5%  yes_X__  or no ____

ITEM #6
	SHARED VOTING POWER

		None


ITEM #7
	SOLE DISPOSITIVE POWER

		47,341


ITEM #8
	SHARED DISPOSITIVE POWER

		None


ITEM #9
	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

		47,341


ITEM #10
	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

		Not applicable


ITEM #11
	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

		4.0%

ITEM #12
	TYPE OF REPORTING PERSON

		BD

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After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.






Calvin S. Koonce
President
Koonce Securities, Inc.


January 29, 1998